Filed by Khosla Ventures Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co.

Commission File No. 001-40131

Khosla & Valo Health create an industry-defining opportunity

Khosla Ventures (KV)	Valo Health
Venture capital investors in industry-defining companies that have created nearly half a trillion dollars in market value[A]	Technology company built to transform the pharmaceutical industry

GUARDANT HEALTH · QuantumScape · oscar · Square



Vinod Khosla, Founder
Founder & Managing Director at KV
Former general partner at Kleiner Perkins
Previously founded and served as CEO of Sun Microsystems



Samir Kaul, CEO
Founding Partner and Managing Director at KV
Former partner at Flagship Ventures



Peter Buckland, CFO
Partner, Managing Director, and COO at KV
Former partner at WilmerHale LLP


BIOLOGICAL DISCOVERY
THERAPEUTIC DESIGN
CLINICAL DEVELOPMENT
Diagnosis
Target Discovery
Target ID
Target to Hit
Hit to Lead
Lead Opt
Preclinical
Phase I
Phase II
Phase III
Reg
Comm
RWE
Opal
PLATFORM

Valo

The Opportunity

The pharmaceutical industry is at an inflection point: the scale of human centric data and computation now enables a step change[1]

Industry Trends	The Valo Solution
Decreasing R&D productivity[3]	**Data & computation** designed to increase precision, and reduce cost and time
Increasing pricing pressures[3]	**Scalable, capital efficient platform** designed to provide sustainable value creation
Point-to-point system[4]	**Unified and integrated** to provide continuous improvement
Divergent stakeholders[5]	**Aligned patient, market and development needs**

$1.25T
Biopharmaceutical worldwide industry revenue[2]

How Valo's Opal Platform offers the opportunity to accelerate program development

Industry		Valo
6-12 months[6]	Time for new target identification	WEEKS
6-12 months[6]	Time to identify and validate lead candidate	MONTHS
Average of 2 years[6]	Time spent in lead optimization	MONTHS
Significant time and resources[7]	Time to discover clinically relevant biomarkers	MONTHS

CURRENT Building what we believe is the first digitally native fully integrated pharma		FUTURE Aspiration to become the standard technology platform for drug development	
1 **BUILD** Build Opal platform and Data Lake	2 **VALIDATE** Validate Opal platform through internal pipeline	3 **SCALE** Scale Opal platform through high-value partnerships	4 **DEMOCRATIZE** Democratize access to Opal through software businesses

A. Market capitalization as of April 12, 2021 or last publicly disclosed funding round
1. Steedman, Mark., et al. "Intelligent Biopharma: Forging the Links Across the Value Chain." Deloitte Insights, Deloitte Center for Health Solutions, (Oct 2019)
2. Global pharmaceutical industry, Statista (Accessed April 20, 2021)
3. Deloitte. "Ten years on: Measuring the Return from Pharmaceutical Innovation 2019." Deloitte Center for Healthcare Solutions, (2019)
4. Konersmann, Todd., et al. "Innovating R&D with the Cloud: Business Transformation Could Require Cloud-Enabled Ecosystems, and Services." Deloitte Insights, Deloitte Center for Health Solutions, (Dec 2020)
5. Peter Kolchinsky, The Great American Drug Deal: A New Prescription for Innovative and Affordable Medicines, Ch 1. (Evelexa Press, 2020)
6. Paul, Steven M., et al. "How to improve R&D productivity: the pharmaceutical industry's grand challenge." Nat Rev Drug Discov 9, 203–214 (Mar 2010). For typical target discovery using surrogates rather than humans.
7. See, for example, Paulovich, Amanda G., et al. "The interface between biomarker discovery and clinical validation: The tar pit of the protein biomarker pipeline." Proteomics Clin Appl 2, 1386-1402 (Oct 2008).

CV = cardiovascular; ND = neurodegenerative; H2L = hit-to-lead; LO = lead optimization

DisclaimerThis presentation (Presentation ) has been prepared for use by Khosla Ventures Acquisition Co. (Khosla) andValo Health, LLC (Valo or the Company) in connection with their proposed business combination (the BusinessCombination). The information contained herein does not purport to be all inclusive and neither of Khosla, Valo,nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees orrepresentatives makes any representation or warranty, express or implied, as to the accuracy, completeness orreliability of the information contained in this Presentation. You should consult your own counsel and tax andfinancial advisors as to legal and related matters concerning the matters described herein, and, by accepting thisPresentation, you confirm that you are not relying upon the information contained herein to make any decision.Forward-Looking StatementsCertain statements in this Presentation may be considered forward-looking statements. Forward-lookingstatements generally relate to future events or Khoslas or the Companys future financial or operatingperformance. For example, statements concerning the following include forward-looking statements:development plans for Valos platform; the size and growth of markets for Valos platform; the Companysexpectations regarding the adoption of the Opal platform in the biotechnology, pharmaceutical and otherindustries; and the potential effects of the Business Combination on the Company. In some cases, you canidentify forward-looking statements by terminology such as may, should, expect, intend, will, estimate,anticipate, believe, predict, potential or continue, or the negatives of these terms or variations of them orsimilar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors whichcould cause actual results to differ materially from those expressed or implied by such forward-lookingstatements. These forward-looking statements are based upon estimates and assumptions that, while consideredreasonable by Khosla and its management, and Valo and its management, as the case may be, are inherentlyuncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks anduncertainties. Factors that may cause actual results to differ materially from current expectations include, but arenot limited to, various factors beyond management's control including the inability of the parties to successfullyor timely consummate the proposed business combination, or the expected benefits of the proposed businesscombination or that the approval of the stockholders of Khosla is not obtained; (iii) the ability to maintain thelisting of the combined companys securities on the Nasdaq Capital Market; (iv) the inability to complete the PIPE;(v) the risk that the proposed business combination disrupts current plans and operations of Valo as a result ofthe announcement and consummation of the transaction described herein; the risk that any of the conditionsto closing are not satisfied in the anticipated manner or on the anticipated timeline; the failure to realize theanticipated benefits of the proposed business combination; risks relating to the uncertainty of the projectedfinancial information with respect to Valo and costs related to the proposed business combination; the outcomeof any legal proceedings that may be instituted against the parties following the announcement of the proposedbusiness combination; the amount of redemption requests made by Khoslas public stockholders; the effects ofthe COVID 19 pandemic, general economic conditions; and other risks, uncertainties and factors set forth in thesection entitled Risk Factors and Cautionary Note Regarding Forward-Looking Statements in Khoslas finalprospectus relating to its initial public offering, dated March 3, 2021, and other filings with the Securities andExchange Commission (SEC), as well as factors associated with companies, such as the Company, that areengaged in drug discovery and development. Nothing in this Presentation should be regarded as a representationby any person that the forward-looking statements set forth herein will be achieved or that any of thecontemplated results of such forward-looking statements will be achieved. You should not place undue relianceon forward-looking statements in this Presentation, which speak only as of the date they are made and arequalified in their entirety by reference to the cautionary statements herein. Neither Khosla nor the Companyundertakes any duty to update these forward-looking statements.Additional Information. In connection with the proposed Business Combination, Khosla intends to file with theSEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Khosla, andafter the registration statement is declared effective, Khosla will mail a definitive proxy statement/prospectusrelating to the proposed Business Combination to its shareholders. This Presentation does not contain all theinformation that should be considered concerning the proposed Business Combination and is not intended toform the basis of any investment decision or any other decision in respect of the Business Combination.Khoslas shareholders and other interested persons are advised to read, when available, the preliminary proxystatement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and otherdocuments filed in connection with the proposed Business Combination, as these materials will contain importantinformation about Valo, Khosla and the Business Combination. When available, the definitive proxystatement/prospectus and other relevant materials for the proposed Business Combination will be mailed toshareholders of Khosla as of a record date to be established for voting on the proposed Business Combination.Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxystatement/prospectus and other documents filed with the SEC, without charge, once available, at the SECswebsite at www.sec.gov, or by directing a request to: Khosla Ventures Acquisition Co., 2128 Sand Hill Road, MenloPark, CA 94025.Participants in the SolicitationKhosla, Valo and their respective directors and executive officers may be deemed participants in the solicitationof proxies from Khoslas shareholders with respect to the proposed Business Combination. A list of the names ofKhoslas directors and executive officers and a description of their interests in Khosla is contained in Khoslas finalprospectus relating to its initial public offering, dated March 3, 2021, which was filed with the SEC and is availablefree of charge at the SECs web site at www.sec.gov, or by directing a request to Khosla Ventures Acquisition Co.,2128 Sand Hill Road, Menlo Park, CA 94025. Additional information regarding the interests of the participants inthe solicitation of proxies from Khoslas shareholders with respect to the proposed Business Combination will becontained in the proxy statement/prospectus for the proposed Business Combination when available.No Offer or SolicitationThis communication is for informational purposes only and does not constitute, or form a part of, an offer to sellor the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and thereshall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior toregistration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be madeexcept by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, asamended, and otherwise in accordance with applicable law.Certain information contained in this Presentation relates to or is based on publications, surveys and Valosown internal estimates and research. In addition, all of the market data included in this Presentation involves anumber of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of suchassumptions. Finally, while Valo believes its internal research is reliable, such research has not been verified by anyindependent source. This meeting and any information communicated at this meeting are strictly confidential andshould not be discussed outside your organization.The reader shall not rely upon any statement, representation or warranty made by any other person, firm orcorporation in making its investment or decision to invest in Valo. None of Khosla, Valo, or any of their respectiveaffiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable tothe reader for any information set forth herein or any action taken or not taken by any reader, including anyinvestment in shares of Khosla or Valo.Valo and Opal are trademarks of Valo Health, LLC. All other trademarks and registered trademarks are propertyof their respective owners. This document contains the trademarks and service marks of third parties and suchtrademarks and service marks are the property of their respective owners. These marks may be registered and/orused in the U.S. and other countries around the world.

Additional Information and Where to Find It

This document relates to a proposed transaction between Valo Health, LLC (“Valo”) and Khosla Ventures Acquisition Co. (“KVAC”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVAC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of KVAC, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all KVAC shareholders. KVAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www.sec.gov.

The documents filed by KVAC with the SEC also may be obtained free of charge at KVAC’s website at https://khoslaventuresacquisitionco.com/kvsa or upon written request to Secretary at Khosla Ventures Acquisition Co., 2128 Sand Hill Road, Menlo Park, California 94025.

Participants in Solicitation

KVAC and Valo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Valo and KVAC. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities, (ii) the risk that the transaction may not be completed by the business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by either party, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the adoption of the Agreement and Plan of Merger, dated as of June 9, 2021 (the “Merger Agreement”), by and among KVAC, Valo, Valo Health, Inc., a Delaware corporation and a direct wholly owned subsidiary of Valo and Killington Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVAC, by the shareholders of KVAC, the satisfaction of the minimum trust account amount following any redemptions by KVAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Valo’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Valo, (ix) the outcome of any legal proceedings that may be instituted against Valo or against KVAC related to the merger agreement or the proposed transaction, (x) the ability to maintain the listing of KVAC’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Valo operates, variations in operating performance across competitors, changes in laws and regulations affecting Valo’s business and changes in the combined capital structure, (xii) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive drug discovery and development industry, and (ix) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed above and other documents filed by KVAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Valo and KVAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Valo nor KVAC gives any assurance that either Valo or KVAC, or the combined company, will achieve its expectations.